Entrepreneur

Name: Paul A. Lobel
Location: Maryland
Background: Founder, CEO of Actual Natural Health and Wellness Products, Inc., dba SinuSave. 42 years' experience in sales and marketing products and services. Owner-partner in a UK research company that patented and sold the only no-waste system for manufacturing printed circuit boards and Smart Cards. Background in direct to consumer retail as VP Sales-Marketing and President of Protect - Defend, a pioneering anti-carjacking design and manufacturing company. Former sinusitis sufferer. US Air Force Veteran.

Social Connections

Facebook: http://facebook.com/paullobel17505
Twitter: http://twitter.com/sinusave
LinkedIn: http://linkedin.com/in/in/paul-lobel-953b45126/

Target market

The unique SinuSave formula allows it to be marketed OTC for Kids 3 plus and for all ages in traditional pharmacies, health and nutritional stores, supermarket chain pharmacies, wellness product catalogs, U.S. armed forces supply route and through E-Commerce and social media. Packaged in a 50 mL bottle; 66% more than any decongestant nasal spray and by comparison conveys greater value to the consumer while supporting sales channel margins. • SinuSave is currently in 120 Ingles Markets (Superstore) Pharmacies, 64 Bartell Drug Stores, via SHOP tab (Shopify API) at SinuSave.com, Natural Food and Health and Wellness stores in Texas and Central Florida and independent pharmacies in Maryland and Arizona. • Amazon Seller site is planned for Q1 2020. All-Natural, Health and Wellness and DRUG FREE are among the fastest growing categories on Amazon. There is room for extraordinary growth in this category as there is limited promotional noise on Amazon. Plan is to concentrate the majority of 2019 on e-commerce. We will consider hiring a national sales force to concentrate on retail brick and mortar Spring 2020. Coast to Coast Pharmaceuticals, Inc., a Canadian brand development retail pharmacy management firm covering 8,000 doors is under contract to promote SinuSave throughout all provinces. SEO and SEM via paid media active; e-commerce orders increasing. Adjust media spend based upon testing results. Develop Amazon on-line content strategy. Increase presence, target through paid influencers. Our Twitter, Google, Instagram, Facebook, Pinterest and Google AdWords campaigns are operational. Additional targets are Oral Surgeons, ENTs, OTOs, chiropractors, massage therapists and Mom bloggers. CBD plus Essential Oils nasal spray; two Patents Pending!

Risks and Challenges

Description: These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid. There are as many as 100 OTC brands identified by IRI, including Afrin, Zicam, Sinex, Primatene and FLONASE. There are other nasal spray products on the market that are not direct competitors because they contain drugs. Consumer education to gain acceptance as part of their daily personal hygiene routine is a major key to success. Nonetheless, natural products and wellness are fully mainstream among all ages as they seek alternatives to drugs for dozens of physical and mental conditions. Those seeking to improve wellness through healthy living are our target market. There is no guarantee that sales and revenue goals will be achieved in the time frame projected or at all. That being said, the MARKET AND UNMET HEALTH NEED as noted in Drug Store News reports as of Feb. 2017 the nasal spray category revenue through pharmacy sales is $1.2Bn. Sinusitis affects about 1 in 7 adults in the United States. The nasal hygiene category is growing significantly as people become more aware that keeping their nose clean is as important as the daily brushing and flossing their teeth. • According to the American Rhinologic Society 46 million people suffer at least one episode of acute sinusitis a year. • The increase in sinus infections is widely accepted as being due to increased pollution, urban sprawl, and increased resistance to antibiotics. • The leading decongestant drug remedies each reach sales exceeding $200 million annually. We have two patents pending including CBD!

Will your bidders have voting rights in the future?: No
Voting rights description:
Have you failed to comply with SEC reporting requirements now or in the past?: No
Reports failed description:
Has anyone in your company triggered a security trading bad actor disqualification?: No
Trading disqualification description:
Does your business have related third party transactions in the last 2 years?: Yes
Third party transactions description: $51,000 related party loan from Louis Lobel; this loan does not accrue interest and is payable at a future date to be determined by management.
Have the United States Postal Service restrained you due to a scheme for obtaining money through the mail?: No

Postal restraint description:

Give people faith: Used as part of your daily personal hygiene routine SinuSave helps provide significant health & wellness benefits without harmful drugs.

Pitch Story

Title: Sinusave-The Drug Free Nasal Congestion Solution
Introduction: SinuSave is the only Patented ALL-NATURAL - DRUG FREE - Saline Free DAILY nasal wash safe for use by ages 3 plus to keep sinuses clean.
Story: A few years ago I visited a friend who is an Oral and Maxillofacial surgeon. He noted my nasal congestion and asked what I was using for relief; which was Afrin. He said I was suffering from Rebound Effect; i.e.; no matter how much I used or how often I sprayed Afrin up my nose it was doing no good at all. He asked that I try an all-natural essential oil formulation he created for his surgery practice as a mucus solvent and means to dissolve dried blood in post-op patient nasal cavities because they complained about saline burning the surgery area. After a few minutes my sinuses began to clear; in two days I was off Afrin and breathing clear all day; I sleep through the night and no longer wake up coughing from post nasal drip and my "Dry Mouth" is gone. My sinus headaches diminished to almost nothing. I loved the product so much I bought the patent, trademark, domain and all IP. I have since created four unique formulations; four new trademarks and; two new patents are pending adding more moisturize and pure CBD oil. I use SinuSave twice a day every day. I've not had a cold or flu for the past two + years. I could go on about my own experience however that pales in comparison to the Testimonials on our web site. Our customers report attention-grabbing results and I urge you to read their words; nonetheless this is anecdotal commentary. Our plan is to confirm through formal testing. More than 10,000 units have been delivered to consumers throughout the USA. Clearly they are pleased to have a true all-natural, saline free ABSOLUTELY DRUG FREE product to help them Breathe Easier. SinuSave has been approved by the New Hope Network to exhibit at the Natural Product Expos. At $9 per fl. oz. MSRP, SinuSave presents significant value to the consumer and investor.
Category: Health+Beauty

Production Plan

Location: United States
Description: All SinuSave formulations have been in production since March 2018. Batches are in lots of 10,000 units. Manufacturing has been done in an FDA certified facility in the mid-Atlantic. Turnaround time for lots up to 40,000 units is 30 business days ARO. Reduction of COGS will be a priority after this funding round. Production is being moved to FDA lab in Naples, FL. COGS will be reduced by 55%. Our inventory levels vary depending on SKU mix sales reports. Nominal SKU mix is currently 40% Regular Strength, 30% Extra Strength, 20% Air Traveler and 10% For KIDS. Percentages are expected to change as we become more established in the travel industry and pediatrics. Current shelf life is 24 months. Stability testing is on-going for eventual shelf life of 48 months which will make inventory management more efficient.

Spending Plan

Company size: 3
Salary percent: 13
Description: Sales and Marketing and Manufacturing Operations Spending plan through Q4 2020 Funding fees 9% $53,168 Salaries and SEO/SEM consulting fees $68,400 Payroll taxes $4,000 E-Commerce-Social Media Management $18,000 Insurance-Commercial/General, Auto, Umbrella, Product liablilty $11,000 Short term loan payback $96,000 GnA $4,000 Office Equipment $5,000 Office Supplies $2,000 Hard asset stock * $17,400 Manufacture - 20,000 units (SKU mix TBD) $18,500 Legal, CPA, Gen'l Accounting Business - General $8,000 Edit 2018 - 2019 Continuation Patent filings $15,900 CPA Audit - Tax filings $2,000 Bookeeper services $10,560 Advertising Social Media – (FB, Twitter, Instagram, Pinterest) $48,500 Southwest (Airlines) "The Magazine" $38,000 Regional/Pull Through $14,300 Trade shows $14,200 Travel $18,000 Other (Bulk Mail permit, postage) $3,500 Electronic Data Interchange (EDI) $2,000 Stuff we didn't see coming $65,000 Total Spend through Q4 2020 $537,428 * Pre-purchase Bulk Raw materials, Bottles, Pumps, Labels, Boxes, shipping cartons. Time to manufacture reduced from 6 calendar weeks to fifteen (< 14) calendar days.
Extra investment description: 64% - Advertising; 18% - expand product sample program; 9% - beef up Point of Sale assets for independent Health stores; 9% fundraising costs

Return Details

Raising goal: $537,000
Raising cap: $600,000
Return type: Ownership
Percentage ownership you plan to offer: 13.5%
When can bidders expect a return: August, 2021
When do you plan to sell or IPO your business: 2022
Share percent: 25%
These events trigger the conversion: Standard triggering events & other triggering event
Standard triggering events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public
Other triggering events: yes

Other triggering events description: Gross sales annual run rate reaches $1,000,000 for six consecutive months.

Company Details

Tax year ending date: December
Do you have a Tax ID # yet: Yes
Company Registration state: Nevada
Full legal name of your company: Actual Natural Health & Wellness Products, Inc.
Legal status of your company: CORPORATION
Company Formation date: Aug 23, 2018
Date by which the annual report will be posted: April 29
Location where the entrepreneur's annual report will be posted: www.sinusave.com

Company Address

Street: 17505 Shenandoah Court
City: Ashton
State: Maryland
Zip: 20861-9774

Financial Status

Average sales price: $7.50
Average cost per unit: $1.85
Yearly sales at the end of last year: $19,793
Yearly sales the year before: $0
1st year target sales after raised date: $293,000
Business expenses last year: $230,532
Business expenses the year before: $0
Short-term debts last year: $73,230
Short-term debts the year before: $0
Long-term debts last year: $150,818
Long-term debts the year before: $0
Cost of sales last year: $19,661
Cost of sales the year before: $0
Founders Existing Investment: $184,391
Other Investors' Existing Investment: $0
Has your business raised money within the past three years with any Exempt Offering: No
Exempt Offering Description: Not applicable

Owners, Officers, Directors

Name: Paul A. Lobel
Title: President & CEO
Grant Date: Aug 21, 2018
Has ownership: yes
Ownership: 64%

3 years recent Work Experience Description: Sinusave Nasal Health LLC; Founder & CEO. Sinusave Nasal Health, Inc.; Founder & CEO, Actual Natural Health & Wellness Products, Inc.; Founder, President & CEO

Name: Louis Lobel
Title: Sr. VP Social Media Marketing
Grant Date: Dec 09, 2018
Has ownership: yes
Ownership: 17%
3 years recent Work Experience Description: Principal developer – Social Media platforms 20 years as professional manager of general and specialized hospitality services. Expert in customer service, building and maintaining repeat business and identifying new target markets through advertising and public relations programs. Founder, Owner, CEO; VipMe (Club Access) Las Vegas, NV Owner and General Manager Edward Lewis Action Photography – Atlanta, GA All seasons Youth Sports League action photography.

Name: Bruce E. Artman, M.S., CFS Chief Chemist
Title: Chief Chemist
Grant Date: Apr 19, 2019
Has ownership: yes
Ownership: 5%
Description: 31 years in Food and Personal care science product development.* Managed large staff. Degrees in Food and Nutrition Science (Chemistry minor)* Food Applications experience in Dairy, Beverage,* Built Labs, Managed Facilities* Certified Food Scientist by Institute of Food Technology* Manufacturing, QC, QA experience * Pharma-Drug exposure* RnD Executive with Operations, Quality and Regulatory.* Passion for targeting Health initiatives.

Do you have different kinds of existing securities for the company: Yes
150,000 shares of common stock have been authorized with 100,000 shares issued at a par value of $0.01. The common stock shares have full voting rights. One convertible note in the amount of $26,588 has been issued that does not accrue interest and is payable at a future date to be determined by management.

Regulatory Info

Assets last year: $58,398
Assets year before: $0
Cash last year: $7,100
Cash year before: $0
Owed last year: $429
Owed year before: $0
Taxes last year: $0
Taxes year before: $0
Profit last year: -$230,400
Profit year before: $0
Financial Situation: Self-funded. Cash on hand and available from founder is sufficient to support operations for at least two years. The business is currently manufacturing and selling the product successfully across the U.S. This raise is not required to continue to operate and run the business.

Recent increases in online sales have generated income that will allow the company to continue to operate and grow.
Do you have financial statements: Yes

Websites

SinuSave Website: www.sinusave.com

Reducing Dependence on Decongestant Nasal Sprays: www.pharmacytimes.com/contributor/anyssa-garza/2015/01/reducing-dependence-on-decongestant-nasal-sprays